# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clear Secure, Inc., CIK 0001856314
CUSIP: 18467V109
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: 85 10TH AVE., 9TH FLOOR, New York, New York (NY), 10011
Date of event which requires filing of this statement: 07/24/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001683168-22-000991
Filed by CIK 0000027904

## Reporting persons
- Delta Air Lines, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the SEC on February 14, 2022 by the Reporting Person. On July
  24, 2024 and November 14, 2024, the Reporting Person sold 4,000,000 and 4,277,958 shares, respectively, of the Issuer's Class A common stock. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Clear Secure, Inc.
Address of issuer's principal executive offices: 85 10th Avenue, 9th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing: Delta Air Lines, Inc.
Address of principal business office or, if none, residence: 1030 Delta Boulevard, Atlanta, GA 30354
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Delta Air Lines, Inc.: /s/ Peter W. Carter, Peter W. Carter, Executive Vice President - Chief External Affairs Officer (02/11/2025)